SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Douglas P. Williams

Executive Vice President and Treasurer

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

Donald Kennicott, Esq.

Holland & Knight LLP

1201 West Peachtree Street, N.E.

One Atlantic Center, Suite 2000

Atlanta, Georgia 30309-3400

(404) 817-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Amendment No. 1 to Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Sutter Opportunity Fund 3, LLC and Robert E. Dixon (collectively, the Offerors”) to purchase up to 1,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Wells Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), at a price of $7.00 per share, less the amount of any dividends declared or paid with respect to the Common Stock between November 15, 2004 and December 20, 2004. The Offer was amended by the Offerors on November 23, 2004 by extending the Offer until December 31, 2004.

Item 1. Subject Company Information.

(a) The name of the subject company is Wells Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), and the address and telephone number of its principal executive offices is 6200 The Corners Parkway, Norcross, Georgia 30092-3365, (770) 449-7800.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 468,799,580 shares outstanding as of October 31, 2004.

Item 2. Identity and Background of Filing Person

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference. The website of the Company’s advisor is http://www.wellsref.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b) This Schedule 14D-9 relates to the tender offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 1,000,000 outstanding shares of Common Stock at a cash purchase price of $7.00 per share. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (“SEC”) on November 15, 2004, and amended by Amendment No. 1 to Schedule TO filed with the SEC on November 23, 2004 and Amendment No. 2 to Schedule TO filed with the SEC on December 15, 2004 (together with the exhibits thereto, the “Schedule TO”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offer to Purchase filed by the Offerors as Exhibit (a)(1) to the Schedule TO, the business address and telephone number of the Offerors is 220 Montgomery Street, Suite 2100, San Francisco, California 94104, (415) 788-1441.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Material agreements, arrangements or understandings, and actual or potential conflicts of interest, between the Company or its affiliates and the Company’s executive officers, directors or affiliates are described in the excerpts from the Company’s previous filings with the Securities and Exchange Commission, which are filed as Exhibits to this Schedule 14D-9 and incorporated herein by reference.

There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and the Offerors or their executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors of the Company, at a telephonic meeting held on November 23, 2004, evaluated and assessed the terms of the Offer, as well as other relevant facts and information. At such meeting, the Board unanimously determined that the Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Offer and not tender their Shares to the Offerors pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b) Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board of Directors consulted with the Company’s management, as well as the Company’s legal advisors, and took into account their knowledge of the business, financial condition, assets and prospects of the Company, and their belief that the Offer undervalues the Common Stock based on the Company’s historical financial performance, asset holdings and future opportunities. The main factors considered by the Board were (i) the Board’s significant knowledge of each of the Company’s assets based upon the review associated with the approval of each acquisition by the Company; and (ii) the fact that the cost basis of the Company’s properties was significantly in excess of the Offer on a per share basis. In addition, the Board generally considered (i) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past few years; (ii) the fact that the Board regularly considers general market conditions related to the Company’s assets; and (iii) the information related to mini-tender offers generally set forth in the SEC Guidance on Mini-Tender Offers and Limited Partnership Tender Offers (Release No. 34-43069). The recommendation of the Board of Directors was made after considering the totality of the information and factors involved, and the foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive.

In light of the factors considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(c) Intent to Tender

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

(a) Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name of Purchaser	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price
Company	Oct. 14 – Dec. 13	share redemption*	106	$9.40
Company	Oct. 14 – Dec. 13	share redemption*	3,204	$9.55
Company	Oct. 14 – Dec. 13	share redemption*	1,414	$9.90
Company	Oct. 14 – Dec. 13	share redemption*	265,187	$10.00
Company	October 27, 2004	repurchase**	1,346,754	$9.54

*	Redemptions were pursuant to the Company’s share redemption program.
**	The Company repurchased certain shares as part of the settlement of pending litigation.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more matters referred to in Item 7(a) immediately above.

Item 8. Additional Information

(a) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

(b) Certain statements contained in this Amendment No. 1 to Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, although such statements are not covered by the “safe harbor” provisions of such acts. Such statements include statements about our future plans, strategies and prospects including, but not limited to, our ability to generate sufficient cash from operating activities to enable us to pay dividends to stockholders; our ability to refinance maturing debt on favorable terms; our ability to maintain compliance with covenants on term debt; the level of capital requirements at our properties; our ability to qualify as a “real estate investment trust” (“REIT”) in future periods; and the expected outcome of pending litigation. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Amendment No. 1 to Schedule 14D-9, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of our real estate properties, may be significantly hindered. Following are some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements:

General economic risks

•	Adverse changes in general economic conditions or local conditions;

•	Adverse economic conditions affecting the particular industry of one or more of our tenants;

Real estate risks

•	Our ability to achieve appropriate occupancy levels resulting in sufficient rental amounts;

•	Supply of or demand for similar or competing rentable space which may impact our ability to retain or obtain new tenants at lease expiration at acceptable rental amounts;

•	Tenant ability or willingness to satisfy obligations relating to our existing lease agreements;

•	Actual property operating expenses, including property taxes, insurance, property management fees, and other costs at our properties may differ from anticipated costs;

•	Our ability to secure adequate insurance at reasonable and appropriate rates to avoid uninsured losses or losses in excess of insured amounts;

•	Discovery of previously undetected environmentally hazardous or other undetected defects or adverse conditions at our properties;

•	Our ability to invest dividend reinvestment plan proceeds to acquire properties at appropriate amounts that provide acceptable returns;

•	Unexpected costs of capital expenditures related to tenant build-out projects, tenant improvements, lease-up costs, or other unforeseen capital expenditures;

•	Our ability to sell a property when desirable at an acceptable return, including the ability of the purchaser to satisfy any continuing obligations to us;

Financing and equity risks

•	Our continued access to adequate credit facilities or other debt financing and refinancing as appropriate;

•	Our ability to pay amounts to our lenders before any distributions to our stockholders;

•	Changes in interest rates related to variable rate debt outstanding under our lines of credit, if any;

•	Possible requirements by lenders that we enter into restrictive covenants relating to our operations and our ability to satisfy such restrictions;

•	Possible limitations on our ability to borrow funds in the future that may result from our participation in the Section 1031 exchange program sponsored by affiliates of Wells Capital, Inc. (the “Advisor”);

•	Future demand for our equity securities through our dividend reinvestment plan;

•	Potential changes to our share redemption program or dividend reinvestment plan;

•	The amount of redemptions or prices paid for redeemed shares approved by our board of directors in future periods;

Other operational risks

•	Our ability to continue to qualify as a REIT for tax purposes;

•	Our dependency on our Advisor, its key personnel and its affiliates for various administrative services;

•	Our Advisor’s ability to attract and retain high quality personnel who can provide acceptable service levels to us and generate economies of scale for us over time;

•	Administrative operating expenses, including increased expenses associated with operating as a public company, may differ from our estimates;

•	Changes in governmental, tax, real estate, environmental and zoning laws and regulations and the related costs of compliance;

•	Our ability to maintain compliance with any governmental, tax, real estate, environmental and zoning laws and regulations in the event that such position is questioned by the respective authority; and

•	Our ability to generate cash flow to be able to maintain our dividend at its current level.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document
(e)(1)	Excerpts from the Prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002

(e)(2)	Excerpts from Cumulative Supplement No. 16 dated April 30, 2004 to the Prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002

(e)(3)	Excerpts from the Dividend Reinvestment Plan Prospectus of Wells Real Estate Investment Trust, Inc. dated August 10, 2004

(e)(4)	Excerpts from the Definitive Proxy Statement of Wells Real Estate Investment Trust, Inc. dated April 22, 2004

(e)(5)	Excerpts from the Form 10-Q of Wells Real Estate Investment Trust, Inc. for the quarter ended September 30, 2004

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Douglas P Williams
Douglas P. Williams
Executive Vice President and Treasurer

Date: December 17, 2004

INDEX TO EXHIBITS

Exhibit No.	Document
(e)(1)	Excerpts from the Prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002

(e)(2)	Excerpts from Cumulative Supplement No. 16 dated April 30, 2004 to the Prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002

(e)(3)	Excerpts from the Dividend Reinvestment Plan Prospectus of Wells Real Estate Investment Trust, Inc. dated August 10, 2004

(e)(4)	Excerpts from the Definitive Proxy Statement of Wells Real Estate Investment Trust, Inc. dated April 22, 2004

(e)(5)	Excerpts from the Form 10-Q of Wells Real Estate Investment Trust, Inc. for the quarter ended September 30, 2004